UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, May 10, 2012

To

Fernando Coloma Correa

Superintendent

Office of the Superintendent of Securities and Insurance (Superintendencia de Valores y Seguros)

Av. Libertador Bernardo O´Higgins 1449

Delivered

Ref.:	Communication of ESSENTIAL FACT.

Dear Superintendent:

As established in Article 9 and in Article 10, part 2, of the Securities Market Law (Ley de Mercado de Valores), and in General Regulation 30, (la Norma de Carácter General N° 30), duly empowered, I hereby report the following ESSENTIAL FACT regarding LAN Airlines S.A. (“LAN”), Securities Registry Nº 306:

1.	We refer to the Essential Facts dated May 7 and 9, 2012, in which we informed that Holdco II S.A. (“Holdco II”) and LAN obtained the required registrations and authorizations in the Federative Republic of Brazil (“Brazil”) and in the United States of America (“USA”) to carry out the offer to exchange shares of TAM S.A. (“TAM”) initially for Holdco II shares and ultimately for LAN shares (as Holdco II will merge into LAN, with LAN being the legal successor of Holdco II), in the form of Brazilian Depositary Receipts – BDRs – in Brazil and American Depositary Receipts – ADRs – in the USA.

2.	In addition to the information previously mentioned, in view of the registrations and authorizations obtained in Brazil and in the USA, and having obtained further authorizations in other jurisdictions, including the resolution of the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia) dated September 21, 2011, which was upheld by the Supreme Court of Chile (Excelentísima Corte Suprema) on April 5, 2012, and the registration for the issuance of LAN shares in your Superintendency under N° 955 dated April 17, 2012, on this date Holdco II and LAN have commenced the exchange offer for TAM shares simultaneously in Brazil and in the USA. The exchange offer shall remain open until 5:00 pm, New York time (6:00 pm, Sao Paulo time) on June 11, 2012 and the auction will be held on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, at 9:00 am, New York time (10:00 am, Sao Paulo time) on June 12, 2012.

3.	The documents related to the exchange offer can be found in the corporate Internet websites www.lan.com, www.tam.com.br, and www.latamairlines.com, and in the Internet websites of the Brazilian and US securities authorities, respectively, www.cvm.gov.br and www.sec.gov.

*******************

This represents the final stage of the implementation of the proposed combination of LAN and TAM.

Sincerely,

/s/ Alejandro de la Fuente Goic
Alejandro de la Fuente Goic CFO LAN Airlines S.A.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Executive Officer